TOUCHPOINT METRICS, INC.
201 Spear Street, Suite 1100
San Francisco, CA   94105
(415) 526-2655

December 4, 2014

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Touchpoint Metrics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-54918

Dear Mr. Krikorian:

This letter sets forth our response to your comment letter dated November 19, 2014. Further, we will file a 10-K/A for the fiscal year ended December 31, 2013 and the fiscal year ended including the auditor opinion letter for the period to address the comments as referenced in our responses below.  This filing will be submitted no later than December 9, 2014.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

1.
Please confirm whether or not the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and revise the auditors' reports to indicate as such pursuant to PCAOB Auditing Standard No. 1. In this regard, we note that the report refers to "generally accepted auditing standards in the United States of America." In addition, the accountant's report is labeled as "Independent Auditor's Report." The accountant's report should be titled as "Report of the Independent Registered Public Accounting Firm." Also, the financial statements identified as being audited in the opening paragraph should be consistent with the titles of statements included in the filing. Finally, the report is signed by a firm that does not exactly match the registered firm name with the PCAOB. Please explain. Refer to the Illustrative Reports in the Appendix to PCAOB Auditing Standard No. 1, and AU Section 508.08. Please amend your filing to provide an audit report that contains the required language.

Response:	The audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States)

RE:	Touchpoint Metrics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 000-54918
December 4, 2014
Page 2

We were able to have our auditor reissue its opinion letter to reflect the PCAOB language referred to in your comment and have titled it correctly in response.

The signature line on the report was corrected to show the full middle name of our auditor to match exactly with what is on file with the PCAOB.

Further to the above referenced letter, we acknowledge that:

•	The company recognizes that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and;

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

MICHAEL HINSHAW
Michael Hinshaw
President
Touchpoint Metrics, Inc.